EXHIBIT 12.1
SEITEL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Fixed charges:
Interest expense	$25,164	$25,337	$25,430	$25,222	$28,213
Capitalized interest expense	—	—	—	—	—
Portion of rental expense representative of interest factor	374	380	424	433	579
Total fixed charges	$25,538	$25,717	$25,854	$25,655	$28,792
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$(32,166)	$(27,820)	$(30,085)	$19,971	$23,741
Fixed charges	25,538	25,717	25,854	25,655	28,792
Capitalized interest expense	—	—	—	—	—
Total earnings before fixed charges	$(6,628)	$(2,103)	$(4,231)	$45,626	$52,533
Ratio of earnings to fixed charges:
Earnings before fixed charges	$(6,628)	$(2,103)	$(4,231)	$45,626	$52,533
Fixed charges	25,538	25,717	25,854	25,655	28,792
Ratio of earnings to fixed charges	—	—	—	1.8	1.8
Amount of deficiency (if negative)	(32,166)	(27,820)	(30,085)	—	—